

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 22, 2009

Via U.S. Mail

Joseph H. Bryant
Chairman and Chief Executive Officer
Cobalt International Energy, Inc.
Two Post Oak Central
1980 Post Boulevard, Suite 1200
Houston, TX 77056

> **Re: Cobalt International Energy, Inc.**
> **Form S-1**
> **Filed September 4, 2009, as amended October 9, 2009**
> **File No. 333-161734**

Dear Mr. Bryant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Prior to effectiveness, please have a NYSE representative call the staff, or provide a copy of the NYSE letter, to confirm that your securities have been approved for listing.

2.   We note your disclosure that Goldman, Sachs & Co., one of the participating underwriters, is your affiliate and that the offering therefore is being conducted in accordance with the applicable provisions of NASD Conduct Rule 2720, as administered by FINRA. Please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with FINRA. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that FINRA has no objections.

3.   We note your response to prior comments 2 and 3. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Plans for Exploration and Development of West Africa Prospects, page 90

4.   With respect to prior comment 2, we note that you have revised your exhibit list to include the material contracts you intend to file. Please tell us whether you intend to file the participation agreement with Sonangol, the RSAs with Sonangol and the PSAs with the Republic of Gabon (as described on page 90), and the Cobalt International Energy, L.P. limited partnership agreement and the equity commitment letter (as described on page 117). If you do not intend to file these documents, please provide us with analysis as to why they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Compensation Discussion and Analysis, page 107

5.   We note your response to prior comment 7. Please expand your disclosure to discuss how you determined the amounts of the long term incentive (equity) compensation awarded in 2008.

Financial Statements

Cobalt International Energy, Inc.

General

6.   We note your response to prior comment 10 indicating that you believe an audited balance sheet for Cobalt International Energy, Inc. is not required in the registration statement because the Company qualifies as a "business combination related shell company." You also state on pages 10 and 36 that the reorganization will be completed simultaneously with, or prior to, the closing of the offering. Tell us whether you intend to finalize the reorganization before the effective date of the registration statement.

Cobalt International Energy, L.P. – Annual Financial Statements, page F-16

Note 15 – Subsequent Events, page F-31

7.   We note in response to prior comment 12 that you expanded your disclosures related to the 10-year alliance with TOTAL. We understand that you have accounted for the $280 million reimbursement from TOTAL as a recovery of costs and that your share of costs will be adjusted downward in relation to any success fees that you earn under the arrangement. Please clarify how the methodology you describe compares to that which would be applied under proportionate consolidation or if you believe it is the same.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard D. Truesdell, Jr., Esq. (by facsimile (212) 701-5674)